EXHIBIT 99.1

Cronos Group Inc. Announces Fourth Quarter and Fiscal Year 2017 Results

Q4 2017 sales of $1.6 million, up 274% year over year

FY 2017 sales of $4.1 million, up 636% year over year

Peace Naturals greenhouse construction complete and facility operational

TORONTO, April 30, 2018 /CNW/ - Cronos Group Inc. (NASDAQ, TSX-V: CRON) ("Cronos Group" or the "Company") today announced financial results for the fourth quarter and fiscal year ended December 31, 2017.

"We are building Cronos Group with a focus on the long-term and 2017 set the foundation for the explosive growth we have already started realizing in 2018," said Mike Gorenstein," CEO of Cronos Group.  "We are extremely proud of all that our team has accomplished and look forward to a year of rapid increases in sales, commencing distribution in new markets, further developing disruptive intellectual property and launching new iconic brands."

Fiscal Year 2017 Highlights

•	Sales increased by $3.5 million, or 636%, to $4.1 million in FY 2017.
•	The Company completed significant improvements to the three pre-existing indoor production facilities at Peace Naturals Project Inc. ("Peace Naturals"), to increase production capacity and efficiency. These facilities are now fully operational. Construction of building 4, a 286,000 sq. ft. production facility, remains on schedule and production is expected to commence in the second half of 2018.
•	Launched a strategic joint venture in Israel ("Cronos Israel"), with Israeli agricultural collective settlement Kibbutz Gan Shmuel ("Gan Shmuel") to produce and distribute medical cannabis. Israel has an ideal growing climate for cannabis with abundant sunlight to support year-round greenhouse cultivation without the need for supplemental flower lighting. Cronos Israel anticipates producing high quality cannabis at significantly lower production costs than in Canada due to Israel's favorable climate and Gan Shmuel's skilled labor force, existing manufacturing infrastructure, and ample on-site water access.
•	Began distributing medicinal cannabis through G. Pohl-Boskamp GmbH & Co. KG ("Pohl-Boskamp"), an established European pharmaceutical manufacturer and distributor. Under the five-year exclusive agreement, Cronos Group will continue to distribute Peace Naturals branded cannabis products through Pohl-Boskamp's network of pharmacies in Germany.
•	Initiated a rebrand of Peace Naturals, which included new proprietary packaging, an evolution of the brand's logo, new marketing materials, a revised website, a new shopping portal experience, and new products such as strain specific oils and limited edition cultivars. Peace Naturals also established a new classification system for products, which helped educate patients on key product differences.
•	Launched Peace Naturals strain-specific cannabis oils that have been received favorably by patients. Unlike most alternatives on the market, these new cannabis oils do not require any secondary refinement with harsh solvents like ethanol, which means that the natural balance of the plant is kept intact. This is important because of the "entourage effect," or the concept that all cannabis compounds work together synergistically to yield the desired therapeutic effect.
•	Strengthened liquidity by $89.6mm, including a $40.0mm senior secured credit facility and $49.6mm in gross proceeds from three common share offerings.

Highlights Subsequent to Fiscal Year 2017

•	In February 2018, Cronos Group became the first licensed producer to list on a major stock exchange in the United States. The Company's common shares trade on the NASDAQ under the trading symbol "CRON".
•	In February 2018, the Company announced a strategic joint for venture in Australia ("Cronos Australia") for the research, production, manufacture and distribution of medical cannabis. The Company owns a 50% equity interest in Cronos Australia. In the initial phase of the joint venture, Cronos Australia is planning to construct a 20,000 sq. ft. purpose built indoor facility that is expected to produce up to 2,000 kilograms of cannabis annually.
•	In March 2018, Cronos Group announced a strategic joint venture with MedMen Enterprises USA, LLC. The Company owns a 50% equity interest in the joint venture called MedMen Canada Inc. MedMen Canada is focused on creating a Canadian branded retail chain in provinces that permit private retailers, branded products and research and development activities in Canada.
•	In January 2018, Peace Naturals received a dealer's license (the "Peace Naturals Dealer's License") from Health Canada pursuant to the Narcotic Control Regulations and the Controlled Drugs and Substances Act (Canada) ("CDSA") for the possession, sale, transportation and delivery of controlled substances under the CDSA. The Peace Naturals Dealer's License allows Peace Naturals to develop products that are not yet available for sale in Canada and to export medical cannabis extracts, including concentrated oil and resin products.
•	In the first quarter of 2018, we completed construction of, received regulatory approvals for, and commenced cultivation of cannabis in, the 28,000 sq. ft. greenhouse at Peace Naturals. The greenhouse's first harvest is expected to occur in the second quarter of 2018.
•	Strengthened liquidity by raising $146.0 million of gross proceeds through two common share offerings.

Conference Call
The Company will host a conference call on Monday, April 30, 2018 at 8:00 a.m. EST to discuss fourth quarter and fiscal year 2017 results.  The call will last approximately one hour.  Instructions for the conference call are provided below:

Conference ID:  7294557
Topic:  Cronos Group Inc. Earnings Call
Toll-free dial-in number:  (888) 231-8191
International dial-in number:  (647) 427-7450

Additionally, an audio replay of the conference call will be available two hours after the call's completion and until 11:59 p.m. EST on May 14, 2017.  Instructions for the audio replay are provided below:

Toll-free dial-in number:  (855) 859-2056
Passcode:  7294557

About Cronos Group
Cronos Group is a globally diversified and vertically integrated cannabis company with a presence across four continents. The Company operates two wholly-owned Canadian licensed producers regulated under Health Canada's Access to Cannabis for Medical Purposes Regulations:  Peace Naturals Project Inc., which was the first non-incumbent medical cannabis license granted by Health Canada and Original BC Ltd. (British Columbia), which is based in the Okanagan Valley.  The Company has multiple international production and distribution platforms including Germany, Israel and Australia.  The Company is rapidly expanding its global footprint as it focuses on building an international iconic brand portfolio and developing disruptive intellectual property.  Cronos Group is committed to building industry leading companies that transform the perception of cannabis and responsibly elevate the consumer experience.

Forward-looking statements
This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws.  All information contained herein that is not clearly historical in nature may constitute forward-looking information.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance.  Except as required by law, Cronos Group disclaims any obligation to update or revise any forward-looking statements. Readers are cautioned not to put undue reliance on these forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Cronos Group Inc.

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%CIK: 0001656472

For further information: Mike Gorenstein, Chief Executive Officer, Tel: (416) 504-0004, investor.relations@thecronosgroup.com

CO: Cronos Group Inc.

CNW 07:00e 30-APR-18